

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Jianjun Zhong
President and Chief Executive Officer
Kenongwo Group US, Inc.
Yangjia Group, Xiaobu Town
Yuanzhou District, Yichun City
Jiangxi Province, China 336000

> **Re: Kenongwo Group US, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed August 14, 2023**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed June 27, 2023**
> **File No. 333-239929**

Dear Jianjun Zhong:

We have reviewed your August 14, 2023 response to our comment letter and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9.A. Controls and Procedures
Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm, page 47

1. We reference your disclosure in Item 9.A that the annual report does not include a report of management's assessment regarding internal control over financial reporting (ICFR) due to a transition period established by the Commission for newly public companies. Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your third Form 10-

K. Please amend your filing to provide the disclosures required by Item 308 with regard to ICFR. Also refer to your response to comment 9 as part of your February 2, 2023 response letter, which set forth that you would make the appropriate correction.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 1

2.   We note your revised disclosure in response to our prior comment 1 that the legal and operational risks associated with being based in or having the majority of the operations in China could result in "a material change in the Company's operations." Please also revise to reinstate the deleted disclosure on page 2 that such risks may result in a material change in the value of the securities you are registering for sale and could "significantly limit or completely hinder [y]our ability to offer to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless." Please also revise your disclosure in your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

3.   We note your revised disclosure in response to our prior comment 3, which we reissue in part. Please revise to disclose any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company. We note that you have included a summary risk factor on page 18 that "Transferring cash out of the PRC could face restriction or taxation on the Company." Please ensure that you have included a separate risk factor, as we do not see a risk factor with this heading in your current filing. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 to include the revised disclosures accordingly.

4.   We note your revised disclosure in response to our prior comment 4, which we reissue in part. If true, please revise to disclose that your determination not to obtain the advice of counsel is based on a risk-based analysis and include a related risk factor disclosure. Please revise to explicitly address the consequences to your investors specifically if you do not receive or maintain the necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations or interpretations change and your are required to obtain such permissions in the future. Please also ensure the revised disclosures are included in your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

Enforceability of Civil Liabilities, page 8

5.   We note your revised disclosure in response to our prior comment 5 that shareholders will have difficulty bringing an action in the PRC. Please revise to explicitly address the investor's ability to enforce judgments obtained in U.S. courts in an appropriate foreign court. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

Item 1A. Risk Factors, page 17

6.   We note your revisions in response to our prior comment 7. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 to include the two additional risks factors.

7.   We note your revised disclosure in response to our prior comment 8, including the summary risk factor on page 18 with the heading "We may be or become subject to regulation by the CAC." Please ensure that you have included a separate risk factor, as we do not see a risk factor with this heading in your current filing. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 to include the revised disclosures accordingly.

General

8.   We note your revised disclosure in response to our prior comment 9. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

9.   We note your revised disclosure in response to our prior comment 10, which we reissue in part. We note that the revised disclosure still includes references that indicate that this is a prospectus and an offering is taking place on pages 3, 4 and 5. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

10.   We note your revised disclosure in response to our prior comment 11, which we reissue in part. Please revise to explicitly address whether the Trial Measures will apply to you with respect to offerings you may conduct. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Matthew McMurdo, Esq.